Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

Q3 2026 Earnings Presentation October 28, 2026 2024 INVESTOR DAY

Safe Harbor Statement Except for the historical information contained herein, the matters set forth in this release are forward-looking statements that represent our expectations, beliefs, intentions or strategies concerning future events. Forward-looking statements in this release include, among other things, statements concerning the proposed acquisition of RXO, Inc., including the anticipated timing and completion of the transaction; the receipt of required regulatory approvals and approval of the transaction by RXO’s stockholders; the satisfaction of other closing conditions; our plans to finance the cash consideration; our plans for the post-closing integration of RXO; and the anticipated benefits and other effects of the transaction. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience or our present expectations, including, but not limited to, factors such as changes in economic conditions, including uncertain consumer demand; changes in market demand and pressures on the pricing for our services; fuel price increases or decreases, or fuel shortages; competition and growth rates within the global logistics industry that could adversely impact our profitability and achieving our long-term growth targets; freight levels and increasing costs and availability of truck capacity or alternative means of transporting freight; risks associated with seasonal changes or significant disruptions in the transportation industry; risks relating to the proposed acquisition of RXO, including the possibility that the transaction may not be completed on the anticipated terms or timing, or at all; the failure to obtain required regulatory approvals or approval of the transaction by RXO’s stockholders or to satisfy other closing conditions; risks associated with financing the cash consideration, including our ability to obtain new debt financing within the anticipated timing and on anticipated terms and the potential need to borrow under the committed bridge facility; difficulties, delays, or unanticipated costs in integrating RXO; the possibility that the anticipated benefits of the transaction may not be realized, may be realized later than expected, or may be less than anticipated; our dependence on and changes in relationships with existing contracted truck, rail, ocean, and air carriers; risks associated with the loss of significant customers; risks associated with reliance on technology to operate our business, including reliance on third-party platforms and cybersecurity related risks; our ability to staff and retain employees; risks associated with operations outside of the U.S.; our ability to successfully integrate the operations of acquired companies with our historic operations or efficiently managing divestitures; climate change related risks; risks associated with our indebtedness; risks associated with interest rates; risks associated with litigation, including contingent auto liability and insurance coverage; risks associated with the potential impact of changes in government regulations, including environmental-related regulations; risks associated with the changes to income tax regulations; risks associated with the produce industry, including food safety and contamination issues; the impact of changes in political and governmental conditions; changes to our capital structure; changes due to catastrophic events; risks associated with the usage of artificial intelligence technologies; and other risks and uncertainties detailed in our Annual and Quarterly Reports. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update such statement to reflect events or circumstances arising after such date. 2 ©2026 C.H. Robinson Worldwide, Inc. All Rights Reserved.

Thoughts from President & CEO, Dave Bozeman ■ North American Surface Transportation ( NAST ) volume growth outpaced the Cass Freight Shipment Index for the 14th consecutive quarter. ■ Lean AI continues to drive durable productivity gains, with both NAST and Global Forwarding ( GF ) delivering year-over-year improvements of greater than 15% in Q3 and more than 65% since the end of 2022. ■ Our scalable model and operating leverage contributed to a 26% year-over-year (1) increase in adjusted operating income , with both NAST and GF achieving mid- cycle operating margin targets. ■ The same Lean operating model and AI technology that have been vitally important in the transformations of our NAST and GF businesses are what will enable us to successfully integrate and transform the RXO business. We believe these disciplines are what will enable us to deliver different results than this industry’s past acquisitions. 1. Adjusted operating income is a non-GAAP financial measure. Refer to pages 27 through 30 for further discussion and a GAAP to Non-GAAP reconciliation. 3

Q3 Highlights

- NAST continues to gain market share in truckload and LTL. Disciplined revenue management and contractual repricing initiatives increased adjusted gross profit per shipment [1] 17.0% Y/Y despite a significant Y/Y increase in truckload spot market costs.
- Achieved mid-cycle operating margin targets again in both NAST and Global Forwarding, with adjusted operating margin - excluding specified items[1] reaching 40.3% in NAST and 36.6% in Global Forwarding.
- Focused on providing best-in-class service to our customers and carriers, gaining profitable share in targeted market segments, applying Lean principles and leveraging custom-built AI technology to automate our processes and optimize our costs, with a disciplined operating model that arms our people with innovative tools, decouples headcount growth from volume growth and drives operating leverage.

Q3 2026

$5.4B
Total Revenues
+29.5% Y/Y

$808M
Adj. Gross Profits[1]
+14.5% Y/Y

$272M
Income from Operations
+23.1% Y/Y
$291M of Adj. Income from Operations[1] +26.1% Y/Y

$1.67
Net Income/Share
+24.6% Y/Y
$1.80 of Adj. Net Income per Share[1] +28.6% Y/Y

C.H. ROBINSON

1. Adjusted gross profits, adjusted income from operations, adjusted operating margin - excluding specified items and adjusted net income per share are non-GAAP financial measures. Refer to pages 27 through 30 for further discussion and a GAAP to Non-GAAP reconciliation.

4

Complementary Global Suite of Services

Over half of total revenues are garnered from customers to whom we provide both surface transportation and global forwarding services, and this percentage has grown year-over-year due to our One Robinson go-to-market approach.[1]

North American Surface Transportation (NAST)

- NAST volume performance outpaced the market indices for the 14th consecutive quarter
- NAST truckload adjusted gross profit per shipment[2] increased 17.0% year-over-year despite significant increase in truckload spot market costs
- Focused on Lean AI initiatives that improve the customer and carrier experience and lower our cost to serve
- Productivity improvements are being driven by removing waste and increasing automation through custom-built AI agents

+16.6% Y/Y

Q3 2026 Adjusted Gross Profits[2]


27%
64%
9%

+15.4% Y/Y

Global Forwarding (GF)

- Global disruptions and supply-side constraints drove higher ocean and air freight rates
- Ocean AGP per shipment increased 20.5% Y/Y and air AGP per metric ton increased 28.5% Y/Y
- Continuing to deploy Lean AI disciplines and technology across the business

All Other & Corporate

- Robinson Fresh Q3 AGP declined 5.1% Y/Y
- Managed Solutions Q3 AGP up 4.1% Y/Y

-1.2% Y/Y

C.H. ROBINSON

1. Measured over trailing twelve months.
2. Adjusted gross profits is a non-GAAP financial measure explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.

5

NAST Q3'26 Results by Service

Third Quarter Highlights

- Total NAST truckload and LTL volume was up 3.5% Y/Y, reflecting the 14th consecutive quarter of market share growth compared to a 0.3% decline in the Cass Freight Shipment Index
- Truckload AGP per shipment increased 17.0% Y/Y and volume increased 3.5% Y/Y[2]
- LTL AGP per order increased 4.0% Y/Y and volume increased 3.5% Y/Y[2]
- Due to disciplined revenue management practices, continued repricing of our contractual portfolio and opportunistically capturing spot volume at higher margins, truckload AGP/load increased despite a 33.5% Y/Y increase in linehaul cost/mile

Adjusted Gross Profits[1]
($ in millions)

	3Q26	3Q25	%▲
Truckload ("TL")	**$322.8**	**$267.4**	**20.7%**
Less than Truckload ("LTL")	**$169.5**	**$156.9**	**8.0%**
Other	**$25.5**	**$19.8**	**28.9%**
Total Adjusted Gross Profits	**$517.9**	**$444.1**	**16.6%**
Adjusted Gross Profit Margin %	*13.5%*	*15.0%*	*(150 bps)*

C.H. ROBINSON

1. Adjusted gross profits and adjusted gross profit margin % are non-GAAP financial measures explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.
2. Growth rates are rounded to the nearest 0.5 percent.

6

(1)(2)(3) Truckload Price and Cost Change 50% 40% 30% 20% 10% 0% -10% -20% -30% 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YoY Price Change YoY Cost Change TruckloadQ3 ■ 70% / 30% truckload contractual / transactional volume mix in Q3 vs 70% / 30% in (2)(4) Volume +3.5 % Q3 last year (1)(2)(3) Price/Mile +31.5% ■ Average routing guide depth of 1.5 in Managed Solutions business vs. 1.2 in Q3 (1)(2)(3) Cost/Mile +33.5 % last year, reflecting a tighter capacity environment (4) Adjusted Gross Profit +20.7% 1. Price and cost change represents YoY change for North America truckload shipments across all segments. 2. Growth rates are rounded to the nearest 0.5 percent. 3. Pricing and cost measures exclude fuel surcharges and costs. 7 4. Truckload volume and adjusted gross profit growth represents YoY change for NAST truckload. YoY % Change in Price and Cost per Mile

Truckload AGP $ per Shipment Trend (1)



NAST Adjusted Gross Profit $ per Truckload Shipment (left axis)
NAST Adjusted Gross Profit Margin % (right axis)
Average NAST AGP $ per Truckload Shipment (left axis)
NAST Adjusted Gross Profit $ per Truckload Shipment
NAST Adjusted Gross Profit Margin %
18%
17%
16%
15%
14%
13%
12%
11%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

- Disciplined pricing and capacity procurement efforts, capturing higher-margin transactional volume, and the strength of our dynamic pricing and costing capabilities enabled us to increase our AGP $ per mile and AGP $ per shipment on a year-over-year basis.
- Repricing campaigns have been completed with a high level of success and at a faster pace than historically.

C.H. ROBINSON

1. Adjusted gross profits is a non-GAAP financial measure explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.

8

Global Forwarding Q3’26 Results by Service (1) Adjusted Gross Profits Third Quarter Highlights ($ in millions) 3Q26 3Q25%▲ ■ Global disruptions and supply-side constraints have driven higher ocean and air rates Ocean $135.9 $110.3 23.2% ■ Ocean AGP increased due to a 20.5% increase in AGP per (2) shipment and a 2.0% increase in shipments Air $43.1 $34.9 23.2% ■ Air AGP increased due to a 28.5% increase in AGP per metric ton (2) Customs $31.7 $36.4 (12.9)% shipped, partially offset by a 4.0% decline in metric tons shipped ■ Customs AGP decreased due to a 13.0% decrease in adjusted Other $10.5 $10.2 2.9% (2) gross profit per transaction Total Adjusted Gross Profits $221.2 $191.8 15.4% Adjusted Gross Profit Margin % 19.3% 24.4% (510 bps) 1. Adjusted gross profits and adjusted gross profit margin % are non-GAAP financial measures explained later in this presentation. The difference between adjusted gross profits and gross profits is not material. 2. Growth rates are rounded to the nearest 0.5 percent. 9

All Other & Corporate Q3’26 Results (1) Adjusted Gross Profits Third Quarter Highlights ($ in millions) Robinson Fresh 3Q26 3Q25%▲ ■ AGP declined 5.1% Y/Y driven by margin compression Robinson Fresh $38.1 $40.2 (5.1)% caused by higher fuel costs, partially offset by volume increase with foodservice customers Managed Solutions $31.2 $30.0 4.1% Managed Solutions Total $69.3 $70.2 (1.2)% ■ Total freight under management of $2.1B in Q3 1. Adjusted gross profits is a non-GAAP financial measure explained later in this presentation. The difference between adjusted gross profits and gross profits is not material. 10

Robinson Operating Model 1 2 3 4 5 Clear Defined & Scorecard: Continuous, Continuously Long-Term Cascaded Measurable & Rigorous Improving. Strategy Strategy Maps Actionable Measurement Never & Targets Inputs & Action Stops. Plans • Divisional • Binary view of • Enterprise • Accountable Strategy Maps success (green) Strategy Map action plans on • Shared or opportunity all scorecards • Policy Services (red) with red Deployment Strategy Maps • Regular Matrix • Embrace and operating review attack the red! • Policy cadence (daily, Deployment • e.g., Gemba weekly, monthly, Initiatives walks ( go to the quarterly) desk ) PLAN ACTIVATE IMPROVE 11

Streamlining & Automating Processes to Drive Profitable Growth 12 12

The Multifaceted World of AI From machine learning to multi-agent models with advanced reasoning What: Large language models plus planning, tool use, What: Machine learning, predictive What: Large language models memory, natural interaction, and optimization analytics, optimization (ChatGPT) How: Advanced reasoning adds the ability to act How: Advanced math and statistics How: Understanding of written autonomously to perform complex tasks without explicit CHR Examples: Costing, pricing, language and generating content instructions transportation optimization CHR Examples: Email classification, CHR Examples: NMFC Agent, Ocean Quoting email quoting, email order entry, *Works well with GenAI and Traditional AI appointments *Works well with Traditional AI 13

Meet the Fleet of C.H. Robinson AI Agents Just a sample of the agents performing tasks that defied automation for decades Quote Agents Order Agents Appointment Agents Truck Post Agents I build and update orders I book and reschedule I post available truckload I provide customers with transactional quotes, fast. on-system in seconds. optimal appointments. capacity on-system early. Carrier Payment Agents Tracking Agents Documents Agents Load Booking Agents I proactively recommend I contact carriers for I acquire necessary I ensure carriers are loads to best-fit carriers. timely tracking updates. documents from carriers. paid on time. 14

Capital Allocation Priorities: Balanced and Opportunistic Cash Flow from Operations & Capital Distribution ($M) ■ The Y/Y decrease in cash from operations was driven ■ $289 million of cash returned to shareholders in Q3 2026 primarily by an unfavorable change in net operating ■ Q3 2026 capital distribution increased 52% Y/Y working capital due to higher freight rates. ■ 1.33 million shares repurchased at an average price of $160.64 ■ Strong conviction in the company's intrinsic value led to a Y/Y increase in share repurchases. ■ More than 25 years of annually increasing dividends, on a per share ■ Share repurchases have now been paused following our basis agreement to acquire RXO. 15

Our 2026 Financial Target[1]

~$400M - $500M

~~$350M-$450M~~

Incremental Adjusted Operating Income vs. 2023

Mid-Cycle

40%	30%	Mid-30s
NAST Operating Margin	GF Operating Margin	Enterprise Operating Margin

Key Assumptions

- Outsized volume growth in NAST and GF
- Ongoing gross margin expansion driven by technology enhancements and disciplined revenue management
- Consistent focus on driving evergreen productivity improvement and operating leverage
- 40% and 30% remain our targets for quality of earnings; beyond those, we retain the optionality to deliver demonstrable outgrowth to deliver higher earnings for our investors

1. Updated on October 29, 2025

C.H. ROBINSON

16

1 2026 Operating Income Target Bridge Confident in our ability to deliver operating income within our target range, despite YTD market volume growth that has been negative Y/Y 1 Bottom end of target range is still equivalent to at least $6 of adjusted diluted EPS Market Assumptions • Market volume growth of -3% to +1% in 2026 • Market normalization • NAST AGP/shipment flat to up 4% • GF AGP/shipment reset to 2H 2023 (down 10%) Key Drivers • Outperform the market • Optimize AGP yields • Organizational transformation • Evergreen productivity gains 1. Excluding restructuring and other charges 17

Our Customer Promise © C.H. Robinson Worldwide, Inc. All rights reserved. 18

C.H. Robinson to Acquire RXO to Form a $25B+ Logistics Platform

One Stronger Logistics Platform


Continuous Improvement
Lean Operating Model
Human Expertise & AI Integrated

Capabilities - Density - Expertise

Consideration
$30.25
Per RXO Share (1)

Transaction Value
$5.8B
Implied Enterprise Value

Transaction Multiple
13.2x
Implied EV / 2026E Adj. EBITDA (Synergized) (2)

Transaction Timing
First Half of 2027
Expected Close

Estimated Cost Synergies
~$300M
Net Run-Rate Cost Synergies

Expected Adj. EPS (3) Impact
- ü **Accretive within 9 Months of Close**
- ü **Mid-Teens Accretion in 2028**

Rapid Deleveraging
1.75x–2.25x
Net Leverage Target by Year-End 2028

Notes:
1. Implied total consideration of $30.25 per share is based on C.H. Robinson's 16-day VWAP of $151.88 as of October 2, 2026
2. 2026 financial data based on RXO consensus estimates as of September 2026
3. Adjusted EPS is a non-GAAP financial measure. Adjusted EPS excludes restructuring and/or loss from divestiture and excludes Amortization of Intangibles related to this acquisition

C.H. ROBINSON

19

Multiple Levers to Drive ~$300M of Estimated Net Run-Rate Cost Synergies

Cost-to-Serve Efficiencies	Shared Services Savings	3rd Party Services Eliminations	Other Integration Benefits
Operating leverage derived from the Lean operating model and fleet of AI agents deployed across workflows	Centralize processes and functions, remove duplication and optimize efficiency over larger enterprise volume	Remove duplication and transfer external services onto C.H. Robinson's existing vendor relationships	Consolidate real estate footprint and deliver insurance procurement efficiencies
80%		20%	

~$300M Estimated Net Run-Rate Cost Synergies

C.H. ROBINSON

20

As of October 28, 2026 Expected Timeline for Closing the RXO Acquisition 1H 2027 OCTOBER 5, 2026 Transaction announced • Form S-4 declared effective; proxy statement-prospectus mailed to RXO stockholders • RXO stockholder meeting Q4 2026 • U.S. antitrust (HSR) filing • Receipt of required regulatory submitted approvals • Canada and Mexico merger • Anticipated closing control filings submitted • Form S-4 / proxy statement- prospectus to be filed with the SEC 21

Appendix 2024 INVESTOR DAY

(1) Q3 2026 Transportation Results Three Months Ended September 30 Nine Months Ended September 30 $ in thousands 2026 2025 % Change 2026 2025 % Change Total Revenues $ 5,012,177 $ 3,783,535 32.5% $ 13,180,661 $ 11,252,110 17.1% (2) Total Adjusted Gross Profits $ 775,286 $ 670,852 15.6% $ 2,100,048 $ 1,965,416 6.9% (2) Adjusted Gross Profit Margin % 15.5% 17.7% (220 bps) 15.9% 17.5% (160 bps) Transportation Adjusted Gross 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Profit Margin % Q1 17.3% 16.4% 18.6% 15.3% 14.9% 13.5% 15.2% 15.4% 17.2% 17.2% Q2 16.2% 16.2% 18.3% 17.5% 13.8% 15.4% 15.5% 15.8% 17.5% 15.4% Q3 16.4% 16.6% 16.9% 14.4% 13.7% 15.1% 15.1% 16.4% 17.7% 15.5% Q4 16.6% 17.7% 15.6% 14.3% 13.3% 15.5% 15.0% 16.9% 17.4% Total 16.6% 16.7% 17.3% 15.3% 13.8% 14.8% 15.2% 16.1% 17.5% 1. Includes results across all segments. 2. Adjusted gross profits and adjusted gross profit margin % are non-GAAP financial measures explained later in this presentation. The difference between adjusted gross profits and gross profits is not material. 23

Q3 2026 NAST Results

$ in thousands	Three Months Ended September 30			Nine Months Ended September 30		
	2026	2025	% Change	2026	2025	% Change
Total Revenues	$ 3,829,223	$ 2,965,694	29.1 %	$10,369,815	$ 8,752,341	18.5 %
Total Adjusted Gross Profits[(1)]	$ 517,855	$ 444,139	16.6 %	$ 1,418,321	$ 1,294,711	9.5 %
Adjusted Gross Profit Margin %[(1)]	*13.5%*	*15.0%*	*(150 bps)*	*13.7%*	*14.8%*	*(110 bps)*
Income from Operations[(2)]	$ 203,903	$ 172,878	17.9 %	$ 538,878	$ 480,540	12.1 %
Adjusted Operating Margin %[(1)]	*39.4%*	*38.9%*	*50 bps*	*38.0%*	*37.1%*	*90 bps*
Depreciation and Amortization	$ 5,263	$ 4,874	8.0 %	$ 14,789	$ 14,498	2.0 %
Total Assets	$ 3,775,164	$ 2,978,317	26.8 %	$ 3,775,164	$ 2,978,317	26.8 %
Average Headcount	4,597	5,187	(11.4)%	4,674	5,234	(10.7)%

1. Adjusted gross profits, adjusted gross profit margin %, and adjusted operating margin % are non-GAAP financial measures explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.
2. Includes $4.8 million of restructuring and other charges in the three months ended September 30, 2026 and $23.1 million of restructuring and other charges in the nine months ended September 30, 2026 primarily related to workforce reductions and acquisition related costs. Includes $1.3 million of restructuring charges in the three months ended September 30, 2025 and $2.0 million of restructuring charges in the nine months ended September 30, 2025 related to workforce reductions.

C.H. ROBINSON

24

Q3 2026 Global Forwarding Results

$ in thousands	Three Months Ended September 30			Nine Months Ended September 30		
	2026	2025	% Change	2026	2025	% Change
Total Revenues	$ 1,149,051	$ 786,347	46.1 %	$ 2,710,385	$ 2,359,035	14.9 %
Total Adjusted Gross Profits[1]	$ 221,238	$ 191,755	15.4 %	$ 572,359	$ 563,964	1.5 %
Adjusted Gross Profit Margin %[1]	*19.3%*	*24.4%*	*(510 bps)*	*21.1%*	*23.9%*	*(280 bps)*
Income from Operations[2]	$ 80,047	$ 49,021	63.3 %	$ 172,701	$ 143,294	20.5 %
Adjusted Operating Margin %[1]	*36.2%*	*25.6%*	*1,060 bps*	*30.2%*	*25.4%*	*480 bps*
Depreciation and Amortization	$ 1,479	$ 2,250	(34.3)%	$ 4,900	$ 6,577	(25.5)%
Total Assets	$ 1,556,883	$ 1,233,692	26.2 %	$ 1,556,883	$ 1,233,692	26.2 %
Average Headcount	3,573	4,245	(15.8)%	3,710	4,380	(15.3)%

1. Adjusted gross profits, adjusted gross profit margin %, and adjusted operating margin % are non-GAAP financial measures explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.
2. Includes $0.9 million of restructuring charges in the three months ended September 30, 2026 and $5.6 million of restructuring charges in the nine months ended September 30, 2026 primarily related to workforce reductions. Includes $8.5 million of restructuring charges in the three months ended September 30, 2025 and $11.1 million of restructuring charges in the nine months ended September 30, 2025 primarily related to workforce reductions.

C.H. ROBINSON

25

Q3 2026 All Other and Corporate Results

$ in thousands	Three Months Ended September 30			Nine Months Ended September 30		
	2026	2025	% Change	2026	2025	% Change
Total Revenues	$ 379,786	$ 384,805	(1.3%)	$ 1,224,892	$ 1,208,753	1.3%
Total Adjusted Gross Profits[(1)]	$ 69,341	$ 70,183	(1.2%)	$ 216,213	$ 213,721	1.2%
Income (loss) from Operations[(2)]	$ (12,143)	$ (1,063)	N/M	$ (8,343)	$ (10,226)	N/M
Depreciation and Amortization	$ 17,031	$ 18,705	(8.9%)	$ 51,505	$ 55,262	(6.8%)
Total Assets	$ 1,057,408	$ 1,015,845	4.1%	$ 1,057,408	$ 1,015,845	4.1%
Average Headcount	3,083	3,127	(1.4%)	3,095	3,339	(7.3%)

1. Adjusted gross profits is a non-GAAP financial measure explained later in this presentation. The difference between adjusted gross profits and gross profits is not material.
2. Includes $13.2 million of restructuring charges in the three months ended September 30, 2026 primarily related to $12.2 million of impairment charges related to our Kansas City regional center lease. Includes $18.0 million of restructuring charges in the nine months ended September 30, 2026 primarily related to $12.2 million of impairment charges related to our Kansas City regional center lease and severance charges related to workforce reductions. Includes $9.6 million of restructuring charges in the nine months ended September 30, 2025 primarily related to a $6.3 million impairment charge on our Kansas City regional center lease.

C.H. ROBINSON

26

Non-GAAP Reconciliations

Our adjusted gross profit and adjusted gross profit margin are non-GAAP financial measures. Adjusted gross profit is calculated as gross profit excluding amortization of internally developed software utilized to directly serve our customers and contracted carriers. Adjusted gross profit margin is calculated as adjusted gross profit divided by total revenues. We believe adjusted gross profit and adjusted gross profit margin are useful measures of our ability to source, add value, and sell services and products that are provided by third parties, and we consider adjusted gross profit to be a primary performance measurement. The reconciliation of gross profit to adjusted gross profit and gross profit margin to adjusted gross profit margin are presented below:

	Three Months Ended September 30				Nine Months Ended September 30			
$ in thousands	2026		2025		2026		2025	
Revenues:								
Transportation	$5,012,177		$ 3,783,535		$13,180,661		$11,252,110	
Sourcing	345,883		353,311		1,124,431		1,068,019	
Total Revenues	$5,358,060		$ 4,136,846		$14,305,092		$12,320,129	
Costs and expenses:								
Purchased transportation and related services	4,236,891		3,112,683		11,080,613		9,286,694	
Purchased produced sourced for resale	312,735		318,086		1,017,586		961,039	
Direct internally developed software amortization	12,860		14,420		38,760		43,767	
Total direct costs	$4,562,486		$ 3,445,189		$12,136,959		$10,291,500	
Gross profit & Gross profit margin	**$ 795,574**	**14.8%**	**$ 691,657**	**16.7%**	**$ 2,168,133**	**15.2%**	**$ 2,028,629**	**16.5%**
Plus: Direct internally developed software amortization	12,860		14,420		38,760		43,767	
Adjusted gross profit/Adjusted gross profit margin	**$ 808,434**	**15.1%**	**$ 706,077**	**17.1%**	**$ 2,206,893**	**15.4%**	**$ 2,072,396**	**16.8%**

C.H. ROBINSON

27

Non-GAAP Reconciliations Our adjusted operating margin is a non-GAAP financial measure calculated as operating income divided by adjusted gross profit. Our adjusted operating margin - excluding specified items is a similar non-GAAP financial measure to adjusted operating margin, but also excludes the impact of specified items such as restructuring, acquisition costs, and losses from divestiture. We believe adjusted operating margin and adjusted operating margin - excluding specified items are useful measures of our profitability in comparison to our adjusted gross profit, which we consider a primary performance metric as discussed above. The comparisons of operating margin to adjusted operating margin and adjusted operating margin - excluding specified items are presented below: Three Months Ended September 30 Nine Months Ended September 30 $ in thousands 2026 2025 2026 2025 Total Revenues $ 5,358,060 $ 4,136,846 $ 14,305,092 $ 12,320,129 Income from operations 271,807 220,836 703,236 613,608 Operating margin 5.1% 5.3% 4.9% 5.0% Adjusted gross profit $ 808,434 $ 706,077 $ 2,206,893 $ 2,072,396 Income from operations 271,807 220,836 703,236 613,608 Adjusted operating margin 33.6% 31.3% 31.9% 29.6% Adjusted gross profit $ 808,434 $ 706,077 $ 2,206,893 $ 2,072,396 (1) Adjusted income from operations 290,754 230,590 749,908 636,285 Adjusted operating margin - excluding specified items 36.0% 32.7% 34.0% 30.7% 1. In the three months ended September 30, 2026, we incurred restructuring expenses of $3.6 million primarily related to workforce reductions and $15.4 million of other charges, which includes $12.2 million of impairment charges related to our Kansas City regional center lease and $2.9 million of acquisition related costs. In the nine months ended September 30, 2026, we incurred restructuring expenses of $30.4 million related to workforce reductions and $16.3 million of other charges, which includes $12.2 million of impairment charges related to our Kansas City regional center lease and $2.9 million of acquisition related costs. In the three months ended September 30, 2025, we incurred expenses of $9.7 million primarily related to workforce reductions. In the nine months ended September 30, 2025, we incurred expenses of $14.8 million primarily related to workforce reductions and $7.9 million of other charges, which includes a $6.3 million impairment charge on our Kansas City regional center lease. 28

Non-GAAP Reconciliations Our adjusted income (loss) from operations, adjusted operating margin - excluding specified items, adjusted net income and adjusted net income per share (diluted) are non-GAAP financial measures. These non-GAAP measures are calculated excluding the impact of specified items such as restructuring, acquisition costs, and losses from divestiture. We believe that these measures provide useful information to investors and include them within our internal reporting to our chief operating decision maker. Accordingly, the discussion of our results of operations includes discussion on the changes in our adjusted income (loss) from operations, adjusted operating margin - excluding specified items, adjusted net income and adjusted net income per share (diluted). The reconciliation of these non-GAAP measures are presented below (in thousands except per share data): Three Months Ended September 30, 2026 Nine Months Ended September 30, 2026 All All Global Other and Global Other and NAST Forwarding Corporate Consolidated NAST Forwarding Corporate Consolidated Income (loss) from operations $ 203,903 $ 80,047 $ (12,143) $ 271,807 $ 538,878 $ 172,701 $ (8,343) $ 703,236 Severance and other personnel expenses 1,762 884 937 3,583 19,815 4,965 5,589 30,369 Other selling, general, and administrative expenses 3,073 33 12,258 15,364 3,253 632 12,418 16,303 (1) Total adjustments to income (loss) from operations 4,835 917 13,195 18,947 23,068 5,597 18,007 46,672 Adjusted income from operations $ 208,738 $ 80,964 $ 1,052 $ 290,754 $ 561,946 $ 178,298 $ 9,664 $ 749,908 Adjusted gross profit $ 517,855 $ 221,238 $ 69,341 $ 808,434 $ 1,418,321 $ 572,359 $ 216,213 $ 2,206,893 Adjusted income from operations 208,738 80,964 1,052 290,754 561,946 178,298 9,664 749,908 Adjusted operating margin - excluding specified items 40.3% 36.6% 1.5% 36.0% 39. 6% 31. 2% 4. 5% 34. 0% $ in 000's per share $ in 000's per share Net income and per share (diluted) $ 198,469 $ 1.67 $ 532,488 $ 4.45 Restructuring and related costs, pre-tax 16,092 0.14 43,817 0.37 Acquisition related costs, pre-tax 2,855 0.02 2,855 0.02 Tax effect of adjustments (4,000) (0.03) (10,627) (0.09) Adjusted net income and per share (diluted) $ 213,416 $ 1.80 $ 568,533 $ 4.75 1. The three months ended September 30, 2026 includes severance and other personnel expenses of $3.6 million related to workforce reductions and $15.4 million of other charges, which includes $12.2 million of impairment charges related to our Kansas City regional center lease and $2.9 million of acquisition related costs. The nine months ended September 30, 2026 includes severance and other personnel expenses of $30.4 million related to workforce reductions and $16.3 million of other charges, which includes $12.2 million of impairment charges related to our Kansas City regional center lease and $2.9 million of acquisition related costs. 29

Non-GAAP Reconciliations Our adjusted income (loss) from operations, adjusted operating margin - excluding specified items, adjusted net income and adjusted net income per share (diluted) are non-GAAP financial measures. These non-GAAP measures are calculated excluding the impact of specified items such as restructuring, acquisition costs, and losses from divestiture. We believe that these measures provide useful information to investors and include them within our internal reporting to our chief operating decision maker. Accordingly, the discussion of our results of operations includes discussion on the changes in our adjusted income (loss) from operations, adjusted operating margin - excluding specified items, adjusted net income and adjusted net income per share (diluted). The reconciliation of these non-GAAP measures are presented below (in thousands except per share data): Three Months Ended September 30, 2025 Nine Months Ended September 30, 2025 All All Global Other and Global Other and NAST Forwarding Corporate Consolidated NAST Forwarding Corporate Consolidated Income (loss) from operations $ 172,878 $ 49,021 $ (1,063) $ 220,836 $ 480,540 $ 143,294 $ (10,226) $ 613,608 Severance and other personnel expenses 1,199 8,403 126 9,728 1,876 10,979 1,948 14,803 Other selling, general, and administrative expenses 75 127 (176) 26 75 127 7,672 7,874 (1) Total adjustments to income (loss) from operations 1,274 8,530 (50) 9,754 1,951 11,106 9,620 22,677 Adjusted income (loss) from operations $ 174,152 $ 57,551 $ (1,113) $ 230,590 $ 482,491 $ 154,400 $ (606) $ 636,285 Adjusted gross profit $ 444,139 $ 191,755 $ 70,183 $ 706,077 $ 1,294,711 $ 563,964 $ 213,721 $ 2,072,396 Adjusted income (loss) from operations 174,152 57,551 (1,113) 230,590 482,491 154,400 (606) 636,285 Adjusted operating margin - excluding specified items 39.2% 30.0% N/M 32. 7% 37. 3% 27.4% N/M 30.7% $ in 000's per share $ in 000's per share Net income and per share (diluted) $ 162,987 $ 1.34 $ 450,760 $ 3.71 Restructuring and related costs, pre-tax 9,930 0.07 20,070 0.16 (Gain) loss on divestiture, pre-tax (176) — 2,607 0.02 Tax effect of adjustments (2,449) (0.01) (4,480) (0.03) Adjusted net income and per share (diluted) $ 170,292 $ 1.40 $ 468,957 $ 3.86 1. The three months ended September 30, 2025 includes severance and other personnel expenses of $9.7 million related to workforce reductions. The nine months ended September 30, 2025 includes severance and other personnel expenses of $14.8 million primarily related to workforce reductions and $7.9 million of other charges, which includes a $6.3 million impairment charge on our Kansas City regional center lease. 30

Thank you INVESTOR RELATIONS: Chuck Ives 952-683-2508 chuck.ives@chrobinson.com 2024 INVESTOR DAY

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the merger agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii)  Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii)  RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.